UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                            SCHEDULE 13D
              Under the Securities Exchange Act of 1934
                      (Amendment No. _______)*


                      PARK PHARMACY CORPORATION
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                          (Name of Issuer)

                   Common Stock, par value $0.0001
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                   (Title of Class of Securities)

                             700678 10 5
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                           (CUSIP Number)

                       William L. Rivers, Esq.
                         Arter & Hadden LLP
                    1717 Main Street, Suite 4100
                        Dallas, Texas  75201
                            214.761.2100
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            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                            June 30, 2001
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                (Date of Event Which Requires Filing
                         of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for the parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER:  700678 10 5                           Schedule 13D
==================================================================

(1)  Name of Reporting Person                         Joe B. Park

I.R.S. Identification
Nos. of Above Person (entities only)

(2)  Check the Appropriate Box if a                      (a)  [ ]
Member of a Group (see instructions)                     (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        SC

(5)  Check if Disclosure of Legal                             [ ]
Proceedings is Required Pursuant
to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization           United States

Number of Shares    (7)  Sole Voting                   23,412,330
Power
Beneficially
                    (8)  Shared Voting                          0
Owned by Each            Power

Reporting Person    (9)  Sole Dispositive              23,412,330
                         Power
with:
                    (10) Shared Dispositive                     0
                         Power

(11) Aggregate Amount Beneficially Owned               23,412,330
     by Each Reporting Person

(12) Check if the Aggregate Amount in                         [ ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                       80.4%*
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               IN

=================================================================
* Because all outstanding Series A Preferred Shares participate in the right to vote with the Common Stock (with each share of Series A Preferred Stock representing 10 votes) the shares beneficially owned by the Reporting Person represent 65.2% of the outstanding voting power of the Issuer.

                          SCHEDULE 13D
                          ------------
                  Filed Pursuant to Rule 13d-1


ITEM 1.   Security and Issuer.
          -------------------

     This Statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock") of Park Pharmacy
Corporation, a Colorado corporation (the "Issuer") and is being filed by Joe B. Park (the "Reporting Person"). The Issuer's principal executive offices are located at 10711 Preston Road, Suite 250, Dallas, Texas 75230.

ITEM 2.   Identity and Background.
          -----------------------

     (a)  Name.  The name of the Reporting Person is Joe B. Park.

     (b) Residence or Business Address. The business address for the Reporting Person is 10711 Preston Road, Suite
          250, Dallas, Texas 75230.

     (c) Occupation and Employment. The Reporting Person is currently Chairman of the Board of Park Pharmacy
          Corporation.

(d) and (e)    Proceedings.  During the previous five (5) years,
          the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship. The Reporting Person is a citizen of the United States.

ITEM 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     The Reporting Person is the beneficial owner of 2,341,233 shares of the Issuer's Series A Preferred Convertible Stock ("Preferred Stock") which is convertible into 23,412,330 shares of Common
Stock as of June 30, 2001, which he acquired in the following series of transactions ("Transactions"). The Reporting Person acquired 2,263,733 shares of Preferred Stock pursuant to the terms of a Stock Purchase Agreement dated March 9, 1999 ("Stock Agreement") among the Issuer, the Reporting Person and other shareholders of Park Pharmacy, Inc., a Texas corporation ("Target 1"). Pursuant to the terms of the Stock Agreement, the Reporting Person exchanged all of his shares in Target 1 for 2,263,733 shares of Preferred Stock of the Issuer. The Reporting Person acquired 32,500 shares of Preferred Stock pursuant to the terms of a Agreement and Plan of Merger dated December 9, 1999 ("Merger Agreement") between the Issuer, the Reporting Person and other shareholders of of Rx-Pro.Com, Inc., a Texas corporation ("Target II"). Pursuant to the terms of the Merger Agreement, the Reporting Person exchanged all of his shares in Target II for 32,500 shares of Preferred Stock of the Issuer. The Reporting
Person has managerial control of the Park Family

Limited Partnership (the "Partnership") which acquired 45,000 shares of Preferred Stock pursuant to the terms of a Share Exchange Agreement dated December 30, 1999 (the "Exchange Agreement") among the Issuer and the Partnership as the sole shareholder of Dougherty's Pharmacy, Inc., a Texas corporation ("Target III"). Pursuant to the Exchange Agreement, the Partnership exchanged all of its shares in Target III for 45,000 shares of Preferred Stock of the Issuer, all of which the Reporting Person has managerial control.

ITEM  4.   Purpose of Transaction.
           ----------------------

The shares of Common Stock acquired (or deemed to have been acquired) by the Reporting Person as a result of the transactions discussed in Item 3 were acquired for investment purposes. The Reporting Person intends to periodically review his investment in the Issuer and, based on a number of factors, including the Reporting Person's evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities, the Reporting Person may acquire additional securities of the Issuer or dispose of the shares of Common Stock reported herein through open market or privately negotiated transactions.

     The Reporting Person does not have any current plans or proposals which would relate to or would result in:

     * any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     * a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;
     * any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     * any material change in the present capitalization or dividend policy of the Issuer;
     * any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
       Section 13 of the Investment Company Act of 1940;
     * changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;
     * causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     * a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
       Section 12(g)(4) of the Act; or
     * any action similar to any of those enumerated above.

     The Reporting Person reserves the right to determine in the future to change the purpose or purposes described above.

ITEM 5.   Interests in Securities of the Issuer.
          -------------------------------------

     (a) Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 2,341,233 shares of Preferred Stock of the Issuer representing a right to receive 23,412,330 shares of Common Stock of the Issuer, representing approximately 80.4% of the class (based upon 5,722,551 shares of Common Stock outstanding on June 30, 2001, as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended December 31, 2000). Because all outstanding shares of Preferred Stock participate in the right to vote with the Common Stock (with each share of Preferred Stock representing 10 votes) the shares beneficially owned by the Reporting Person represent 65.2% of the outstanding voting power of the Issuer (based upon 5,722,551 shares of Common Stock and 3,020,430 shares of Preferred Stock outstanding on June 30, 2001, as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended December 31,
          2000).

     (b) Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the shares identified in response to Item 5(a) above.

     (c) Transactions Within the Past 60 Days. Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including its right to receive shares of Common Stock, within sixty
          (60) days preceding the date hereof.

      (d) Certain Rights of Other Persons.  Not applicable.

      (e) Date Ceased to be a 5% Owner.  Not applicable.

ITEM 6.   Contracts, Arrangements, or Understandings or
          Relationships with Respect to Securities of the Issuer.
          ------------------------------------------------------

     The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.   Material to be Filed as Exhibits.
          --------------------------------

     The Stock Purchase Agreement dated March 9, 1999 was filed as Annex "A" to the Issuer's Definitive Proxy Statement filed on
September 7, 1999 and incorporated herein by reference.

Agreement and Plan of Merger dated December 9, 1999 filed as
Exhibit 10.1 to the Issuer's Form 8-K on January 5, 2000 and incorporated herein by reference.

     Share Exchange Agreement dated as of December 30, 1999 filed as
Exhibit 10.1 to the Issuer's Form 8-K on January 14, 2000, and incorporated herein by reference.

     After reasonable inquiry, and to the best of the Reporting
Person's knowledge and belief, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Date:  August 30, 2001


                              /s/ Joe B. Park
                              -----------------------------------
                              JOE B. PARK



            Attention:  Intentional misstatements or
              omissions of fact constitute Federal
           criminal violations (See 18 U.S.C. section 1001).


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